ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

April 3, 2025

Office of Industrial Applications and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jane Park
Katherine Bagley

Re:	NorthView Acquisition Corporation Amendment No. 10 to Registration Statement on Form S-4 Filed February 12, 2025 File No. 333-269417

To Whom It May Concern:

The undersigned submits this letter on behalf of NorthView Acquisition Corporation (“NorthView”) and Profusa, Inc. (“Profusa” and together with NorthView, the “Co-Registrants”). Contemporaneous with the submission of this correspondence, NorthView filed its Amendment No. 11 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-269417). Pursuant to the comments by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in its letter dated March 7, 2025 (the “Comment Letter”), and addressed to Jack Stover, Chief Executive Officer of NorthView, and Ben Hwang, Chief Executive Officer of Profusa, the Amendment responds to the Staff’s comments included in the Comment Letter. For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and NorthView’s response follows each comment.

Amendment No. 10 to Registration Statement on Form S-4 filed February 12, 2025 Cover Page

1.	We refer to your cover page disclosure relating to the material conflicts of interest in connection with the de-SPAC transaction. Please revise your cover page to discuss any actual or potential sources of conflicts of interest between the target company’s officers and directors and the unaffiliated security holders as required by Item 1604(a)(4) of Regulation S-K. Please make conforming changes to the Summary section. Refer to Item 1604(b)(3).

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on the cover page and pages 7 and 16 of the Amendment.

2.	We note your disclosure that "NorthView's shares of Common Stock, public warrants and rights are currently quoted on OTC Pink," and that upon consummation of the Business Combination, "New Profusa's shares of Common Stock and public warrants will be listed on the Nasdaq Capital Market." Please revise to clarify, as you do on page 76, that in connection with the business combination, you will be required to demonstrate compliance with Nasdaq's initial listing requirements in order to be listed on Nasdaq.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on the cover page of the Amendment.

Jack Stover NorthView Acquisition Corporation April 3, 2025 Page 2

Summary of the Proxy Statement/Prospectus, page 1

3.	We refer to your disclosure on page 9 that the NorthView Board has determined that the business combination is in the best interests of its shareholders. Please revise your Summary disclosure to describe any material factors that the NorthView Board considered in making this determination, including any report, opinion, or appraisal. Refer to Item 1604(b)(2) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 10 of the Amendment.

4.	Please revise the Summary to provide a brief description of the material financing transactions that have occurred or will occur in connection with the consummation of the de-SPAC transaction, the anticipated use of proceeds from these financing transactions and the dilutive impact, if any, of these financing transactions on non- redeeming shareholders. We refer to your disclosure on the cover page. Refer to Item 1604(b)(5) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 9 and 10 of the Amendment.

5.	Please revise your disclosure to address the following comments relating to NorthView's Sponsor:

●	Please revise to include a description of the general character of the NorthView Sponsor’s business, where appropriate. Refer to Item 1603(a)(2) of Regulation S-K;

●	Please revise to describe the experience of NorthView's Sponsor, its affiliates, and any promoters in organizing SPACs. Refer to Item 1603(a)(3); and

●	Please revise to identify the controlling persons of NorthView’s Sponsor and disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in NorthView’s Sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7).

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages vii, 8 and 9 of the Amendment.

Interests of Certain Persons in the Business Combination, page 7

6.	We note your disclosure on pages 74 and 217 of NorthView’s executive officers and directors’ other fiduciary duties or contractual obligations, other than with respect to NorthView and/or the Sponsor. Please revise to disclose any material interests held by the target company’s officers or directors that consist of any interest in, or affiliation with, the Sponsor or the SPAC. Refer to Item 1605(d) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 76 and 219 of the Amendment.

PIPE Transaction, page 18

7.	Pursuant to the PIPE Subscription, the PIPE Investors are expected to provide a loan to NorthView in an aggregate principal amount of up to $22.2 million for a purchase price of up to $20 million, net after a 10% OID. The PIPE Subscription contemplates purchasing these notes across multiple tranches. It is not clear how you arrived at the amount of $20 million. In this regard, the amounts listed in your disclosures per each tranche appear to total up to more than $20 million. Please clarify your disclosures. In addition, please address which PIPE tranches should be reflected in your pro forma financial statements and why.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 19, 20 and 259 of the Amendment.

Jack Stover NorthView Acquisition Corporation April 3, 2025 Page 3

The Background of the Business Combination, page 116

8.	Please revise your disclosure, where appropriate, to discuss both the benefits and detriments of the business combination and any related financing transactions to NorthView, the NorthView Sponsor, Profusa and public stockholders. The benefits and detriments of the business combination and any related financing transaction must be quantified to the extent practicable. Refer to Item 1605(c) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 117 and 118 of the Amendment.

9.	We note your disclosure that the Incentive Equity Value is expected to be $29,018,330 for purposes of this prospectus. We also refer to your disclosure on page 18 relating to the PIPE transaction with Ascent Partners Fund LLC. Please revise your background of the business combination section to include a detailed discussion of the negotiation of the Incentive Equity Value and the PIPE transaction. In your revised disclosure, please explain the reason for Incentive Equity Value, how the terms of the PIPE transaction were determined, the proposals and counter-proposals made during the course of negotiations, and how you reached agreement on the final terms, as applicable.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 134 through 137 of the Amendment.

10.	Please revise to state whether a majority of the directors (or members of similar governing body) who are not employees of NorthView has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction or preparing a report concerning the approval of the de-SPAC transaction. Please refer to Item 1606(d) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 161 of the Amendment.

Opinion of Marshall & Stevens, page 130

11.	Please revise your disclosure to describe any material relationship that existed during the past two years or is mutually understood to be contemplated between NorthView, the NorthView Sponsor and/or their respective affiliates and Marshall & Stevens. Refer to Item 1607(b)(4) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 140 of the Amendment.

Jack Stover NorthView Acquisition Corporation April 3, 2025 Page 4

Material U.S. Federal Income Tax Considerations, page 161

12.	Please revise to provide the federal income tax consequences of the de-SPAC transaction to (i) the SPAC, (ii) the target company, (iii) target security holders, and (iv) SPAC security holders. Refer to Item 1605(b)(6) of Regulation S-K. Please make conforming changes throughout your filing, including to your Questions and Answers on page xiii.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 168 through 174 of the Amendment.

Unaudited Pro Forma Financial Information, page 168

13.	We remind you of your response to comment 7 in your letter dated March 29, 2024 in which you indicated that you were finalizing your analysis of Milestone III as far as whether or not the Milestone continues to be “indexed to the Company’s own stock.” You indicated that you would include any related accounting impacts and disclosure requirements resulting from the analysis and final conclusions in a subsequent amendment to the registration statement. Please ensure you address the following:

●	Your disclosures on page 172 continue to indicate that in connection with reporting financial statements for the quarter ended March 31, 2024 you will provide an updated analysis. Given the financial statements have been updated through September 30, 2024, it would appear that you have performed your final analysis. In this regard, please expand your disclosures to address any related accounting impacts and disclosure requirements.

●	We note the additional disclosures provided in (a) and (b) on page 172. With reference to specific terms of Milestone III, ensure how such milestones meet the requirements in (a) and (b). Ensure you provide a fulsome analysis and reference the specific guidance in the authoritative literature that supports your accounting.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 179 and 180 of the Amendment. The Co-Registrants further note that following the filing of Amendment No. 10 to the Registration Statement, Milestone Event IV was revised in connection with Amendment No. 4 to the Merger Agreement. The Co-Registrants have finalized their analysis of Milestone Event III and Milestone Event IV and confirm that all four Milestones continue to be indexed to the Company’s own stock.

Additionally, we have included further analysis of the relied upon accounting guidance referenced below:

Milestones Event III and IV are Earnout Rights which meet the definition of a derivative instrument as defined by ASC 815-10-15-59(d). The milestones contain an underlying, notional amount and payment provisions, they require initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, and they contain net settlement provisions as they relate to publicly traded shares. Further, management referenced the Milestone Earnout Rights, Sponsor Inducement Recoupment Earnout Rights and Profusa Inducement Recoupment Earnout Rights are considered to be indexed to the New Profusa’s own stock because:

(a) they are contingently exercisable exclusively on the basis of the New Profusa’s own share price and/or by reference to the Company’s own operations (i.e. revenue targets);

(b) their settlement amount is equal the difference between the fair value of a fixed number of the New Profusa’s equity shares and a fixed monetary amount (the amount initially invested by the equity holders), and any adjustments to the settlement amounts do not violate the “fixed-for-fixed” principle.

All Milestone analysis: Under ASC 480-10-55-26, the Earnouts are not within the scope of ASC 480 as they do not embody an obligation. Thus, the Earnouts should be evaluated under ASC 815.

The next step of analysis should be based on ASC 815-10-15-83 to determine whether the Earnouts should be accounted for as derivative instruments:

a.	Underlying, notional amount, payment provision.

The Earnouts have an underlying amount representing the fair value of NorthView Common Stock for Milestone I Earnout and Milestone II Earnout and the Company’s revenue for Milestone III Earnout and Milestone Event IV earnout. The notional amount for the Earnouts is the number of shares issuable upon each trigger event.

Jack Stover NorthView Acquisition Corporation April 3, 2025 Page 5

b.	Initial net investment.

The Earnouts require little initial net investment. Milestone I Earnout and Milestone II Earnout is contingent upon achievement of share prices which are above the fair value of NorthView Common Stock on the date of the Merger. Milestone III Earnout and Milestone Event IV earnout are contingent upon achievement of certain revenue targets, while Profusa has no history of revenue. As such the fair values of the Earnouts are significantly less than the fair value of the underlying shares. Accordingly, holding position in the Earnouts require little to no initial investment.

c.	Net settlement.

The net settlement criterion in ASC 815-10-15-83(c) can be met in any one of three different ways:

1. Contractual net settlement,

2. Through a market mechanism, or

3. Through delivery of a derivative or instrument that is readily convertible to cash.

Shares issuable to each holder of the Earnouts are publicly traded. Therefore, the delivered asset (shares) is readily convertible to cash. As such the net settlement criterion is met.

Based on the above, the Earnouts meet the definition of a derivative.

Further, for the Milestone Event III earnout and Milestone Event IV earnout, the Company considered ASC 815-10-15-59(d) which states, “Contracts that are not exchange-traded are not subject to the requirements of this Subtopic if the underlying on which the settlement is based on any one of the following:

. . .

d)	Specified volumes of sales or service revenues of one of the parties to the contract”

Milestone Event III earnout and Milestone Event IV earnout meet the scope exception above from derivative accounting since payments under these milestones are based on revenue amounts. Accordingly, Milestone Event III earnout and Milestone Event IV earnout will not be accounted for as derivatives under ASC 815. However, while Milestone III Earnout and Milestone Event IV earnout are outside the scope of the derivatives guidance of ASC 815, they will be settled in the Company’s own stock. Accordingly, they must further be analyzed under the further guidance of ASC 815-40, which is applicable to any freestanding financial instrument that is potentially settled in an entity’s own stock, regardless of whether the instrument has all the characteristics of a derivative instrument.

Next, the Company considered the Section: “own equity” scope exception of PwC SPAC Guide which states, in part (emphasis added): Earnout provisions that result in financial instruments that are classified as liabilities are recognized at fair value with changes in fair value reflected in earnings. However, if the financial instrument meets the “own equity” scope exception in ASC 815-10-15-74(a), the financial instrument would be classified as equity with no subsequent remeasurement (unless the earnout is modified). It is important to note that the guidance in ASC 815-40 must be applied even if the instrument does not meet the definition of a derivative.

As such, the Company evaluated whether the Earnouts meet the equity scope exception under ASC 815.

Jack Stover NorthView Acquisition Corporation April 3, 2025 Page 6

V.	ASC 815 – Equity Scope Exception

The Earnouts will be accounted for as equity instruments (initially measured at fair value with no subsequent remeasurement) if they are indexed to NorthView Common Stock and are classified in equity. Under ASC 815-40-15-7, an instrument is considered indexed to the issuer’s equity if both:

Step 1: It is not contingently exercisable based on observable market other than the market of the issuer’s shares or observable index other than an index calculated or measured solely by reference to the issuer’s own operations, and

Step 2: Settlement amount equals the difference between (a) the fair value of a fixed number of the entity’s equity shares and (b) fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

Management’s Evaluation of Contingent Exercise Provisions: For Milestone I Earnout and Milestone II Earnout, the issuance of Earnout Shares is only triggered by achievement of specified NorthView Common Stock prices. Additionally, upon the occurrence of a Subsequent Transaction, the term of the Earnout is early terminated (akin to a contingent exercise provision). The occurrence of a Subsequent Transaction is an event and is neither a market price nor an index in something other than the Company’s own operations. Therefore, Step 1 does not preclude Milestone I Earnout and Milestone II Earnout from being considered indexed to the entity’s own stock.

For Milestone III Earnout and Milestone Event IV earnout , the issuances of Earnout Shares are only triggered by achievement of the specified revenue targets. Since the exercise contingency is based on an index measured solely by reference to the Company’s own operation (i.e. its sales revenue), Milestone III Earnout and Milestone Event IV earnout are also not precluded from being considered indexed to the entity’s own stock under Step 1.

Step 2: Evaluation of the instrument’s settlement provisions

Under Step 2, the earn-out is considered indexed to equity if its settlement amount is equal the difference between the fair value of a fixed number of the Company’s equity shares and a fixed monetary amount. An instrument’s exercise price or number of shares used to calculate the settlement amount is not fixed if the terms provide for any potential adjustment, regardless of the probability of such adjustment or whether such adjustment is in the entity’s control. ASC 815-40-15-7D provides that: If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.

The Earnouts result in the issuance of shares for no consideration. The number of shares and the share price targets are also equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to NorthView Common Stock. These adjustments represent standard antidilution adjustments and under ASC 815-40-15 do not preclude the Company from concluding that the Earnouts are indexed to NorthView Common Stock.

All four Earnouts have only two potential settlement alternatives, i.e. either no shares are issued or 968,750 shares are issued (for each Earnout). Since each of the milestones is a separate freestanding financial instrument, there is no variability in the number of shares issuable (i.e. no settlement contingency), the Earnouts are not precluded from being considered indexed to NorthView Common Stock.

Jack Stover NorthView Acquisition Corporation April 3, 2025 Page 7

Next, the Company considered whether the four Earnouts qualify for equity classification under ASC 815-40. The Merger Agreement does not include any provisions which may explicitly require the Company to net settle the Earnouts in cash. Pursuant to ASC 815-40, contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash settlement, will be classified as equity provided that the criteria in ASC 815-40-25-7 through 25-35 are also met. Therefore, the Company applied criteria in ASC 815-40-25-7 through 25-35 to determine whether the earn-out is classified in equity. The Company has previously adopted ASU 2020-06.

a.       Superseded by ASU 2020-06.

b.       Entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

Met – NorthView has 100,000,000 authorized shares of common stock, while the total Common Stock shares on the expected closing date of the Business Combination is 33,002,012 shares issued and outstanding. There will be sufficient authorized and unissued shares available to settle the four Milestone Earnouts after considering all other commitments (i.e. warrants, options, other Earnouts and Inducement Recoupment)

c.       The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Met – the Earnouts include fixed number of shares issuable upon exercise subject only to standard antidilution adjustments.

d.       There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).

Met – there are no timely filing requirements.

e.       There are no cash settled top-off or make-whole provisions.

Met – there are no such cash settled provisions related to the Earnouts.

Conclusion: Based on the above, the Company concluded that Earnouts are indexed to NorthView’s Common stock and will be classified as equity at fair value with no subsequent remeasurement.

14.	We refer you to Adjustment T related to the closing of the APAC Joint Venture and have the following comments:

●	We remind you of your response to comment 5 in your response letter dated March 29, 2024. Specifically you agreed to provide an updated response which would more fully explain why you believe the $6 million payment from Tasly represents consideration for the sale of a 60% interest in the JV rather than revenue recognized pursuant to ASC 606. With reference to the specific terms of the JV agreement and the license agreement, please provide us with your analysis. Ensure you identify the authoritative literature you relied on.

●	Please disclose the assumptions underlying the assumed fair value of $10 million for the license transferred.

●	Notwithstanding the above bullet regarding the underlying accounting for this transaction, please tell us where the $6 million gain is recognized in the pro forma combined statement of operations. Refer to 11-02(a)(6)(B) and Rule 11-02(1) of Regulation S-X.

Response: The Co-Registrants acknowledge the Staff’s comment have revised the disclosure on pages 179 and 180 of the Amendment. The Co-Registrants confirm that APAC Joint Venture documents have not yet been finalized, and as such, the accounting is still pending executed documents.

When considering if the $6 million consideration represents revenue form a customer or consideration from the sale of 60% interest in the JV management considered specific features of the transaction such as control being transferred. Management believes that only partial control is being transferred in this agreement and therefore, the APAC Joint Venture transactions would be scoped out of ASC 606. The license is being shared and partial control is being given but full control over the license is not being transferred. Accordingly, the income statement impact associated with the difference between consideration received by the Company and the prior basis of the License and/or business transferred in connection with the APAC Joint Venture transactions will be recognized as a gain on the partial sale of nonfinancial assets.

PwC’s PPE 6.2.2.1 states: “A counterparty to a contract would not be a customer if the counterparty has contracted with the entity to participate in an activity or process in which the parties to the contract share the risks and benefits (such as developing an asset in a collaboration arrangement) rather than to obtain the output of the reporting entity’s ordinary activities.”

Jack Stover NorthView Acquisition Corporation April 3, 2025 Page 8

Further: Based on the guidance applied to this transaction, the Tasly JV represents a partial sale of non-financial assets. Per ASC 610-20-05-2: The term transfer in this Subtopic is used broadly and includes sales and situations in which a parent transfers ownership interests (or variable interests) in a consolidated subsidiary or other changes in facts and circumstances that result in the derecognition of nonfinancial assets or in substance nonfinancial assets that do not constitute a business. For example, an entity may lose control of nonfinancial assets or in substance nonfinancial assets because of the expiration or termination of an existing contractual arrangement, a dilution event, a government action, or upon default of a subsidiary's nonrecourse debt. An entity also may lose control of nonfinancial assets or in substance nonfinancial assets by contributing those assets to a joint venture or other noncontrolled investee.

In this transaction, when a partial sale of non-financial assets occur under scope of ASC 610-20 and the derecognition criteria have been met, the entire gain or loss on sale would be recorded (Example PWC PPE 6-8).

Equity method investment is recognized when control of the non-cash assets are transferred to the JV investee.

It is expected that the Company’s equity investment of $4 million, representing the Company’s 40% interest in the ordinary shares of the APAC JV, will be recorded upon signing of the License Agreement, which corresponds to the timing when control of the License in the APAC Territory transfers to the JV and Tasly (via its 60% voting equity interest).

Management of the Co-Registrants also notes that the APAC agreement with Tasly is based on an estimated fair value of $10 million for the license transferred, which was determined by Tasly and agreed on with Profusa Management. Prior to the execution of the joint venture, Tasly will engage a third-party valuation firm to conclude on the value of the license and adjustments can be made to the contract as needed based on the result of the valuation. Both parties are currently in alignment with the expected valuation of $10 million, which is written in the agreement.

Management additionally acknowledges the Staff’s comment and agrees that although this is a one-time transaction and does not have a continuing impact, this gain should be presented on the Income Statement as well. As such, the $6 million gain is recognized in the pro forma combined statement of operations under Tick mark (KK) to align with 11-02(a)(6)(B) and Rule 11-02(1) of Regulation S-X.

15.	We also remind you that Rule 11-02(a)(11)(ii)(B) of Regulation S-X requires certain disclosures when your accounting for a specific transaction is not complete, including a description of the information that is required, an indication of when accounting is expected to be finalized, and other available information for a reader to understand the magnitude of any potential adjustments. Please expand your disclosures as necessary.

Response: The Co-Registrant’s acknowledge the Staff’s comment. We have revised the disclosure on page 179 and 180 of the Amendment and also refer you to response to comment 14 above.

16.	Your 1st full bullet on page 170 indicates that the Northview Convertible Working Capital loan will be converted at the close of the Business Combination. However, the last sentence of this bullet indicates that this loan will be settled in cash subsequent to closing and thus not shown as being settled in the pro formas. Please revise this apparent discrepancy.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on the cover page and page 177 of the Amendment.

17.	On page 171, you disclose that NorthView will have an estimated $20.8 million cash on hand under No Redemption Scenario, and $16.5 million cash on hand under the Maximum Redemption Scenario, giving effect to the cash proceeds from the PIPE transaction, after the deduction of reimbursements to the redeeming shareholders of NorthView and payment of applicable expenses. Please further clarify in your disclosures how these cash on hand amounts correspond to the amounts on the pro forma balance sheet. You also disclose that Profusa has conditionally waived the Minimum Cash Amount condition to closing, contingent on NorthView having sufficient funds to satisfy Nasdaq’s initial listing requirements as of the Closing. Please expand your disclosures to state the amount of funds that would be considered sufficient.

Response: Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on the cover page and pages xix, xxiii, 4, and 178 of the Amendment.

Jack Stover NorthView Acquisition Corporation April 3, 2025 Page 9

18.	It is not clear how adjustment (F) corresponds to amounts on balance sheet. Specifically the note to adjustment indicates that this represents the payment of preliminary estimated direct and incremental transaction costs, of which $4.5 million is expected to be paid in shares and $1.6 million is expected to be paid in cash. However, the reduction to cash on the pro forma balance sheet is $4.5 million. Please clarify accordingly.

Response: The Co-Registrants acknowledge the Staff’s comment and notes that the Pro forma statement is correct, and the Tickmark description was transposed. The disclosure now correctly reads: (F) Represents the payment of preliminary estimated direct and incremental transaction costs, of which $1.6 million is expected to be paid in shares and $4.5 million is expected to be paid in cash.

19.	The interest expense and amortization of the discount associated with the PIPE convertible notes does not appear to be reflected in the pro forma statements of operations provided. Please advise or revise as necessary.

Response: The Co-Registrants acknowledge the Staff’s comment and refer you to Tickmark (JJ), which accounts for the PIPE Investors interest at 10% related to the first tranche of the PIPE Convertible notes, plus the amortization of the discount associated with the PIPE convertible notes, which is being amortized over 18 months per the maturity of the loans. This has been updated in the latest filing with the pro forma income statement now for the Year ended December 31, 2024.

20.	As disclosed in Northview's Note 9 - Subsequent Events on page F-27, on January 19, 2025, NorthView, I-Bankers and Dawson James modified the Business Combination Marketing Agreement such that the Business Combination Fee will be $2,000,000, payable in cash. Please explain your accounting for this cash payment and how it is reflected in your pro forma financial statements.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 185 of the Amendment to reflect, in the Pro Forma Balance Sheet included in the Amendment, under Tickmark (F), the total accrued offering costs and expenses of $6.1 million are reflected, which are being paid via $4.5M by cash and $1.6 million by shares. We further confirm that the $2 million payable in cash for the Business Combination Marketing Fee is included in this pro forma total accrued offering costs. The Business Combination Marketing Fee is accounted for as a transaction expense, payable in cash.

Gain on PPP Loan Forgiveness, page 259

21.	We note your disclosure that management intends to apply for PPP Loan 2 forgiveness in 2024. Please revise to clarify whether NorthView management applied and received forgiveness for its PPP Loan 2, as applicable.

Response: The Co-Registrants acknowledge the Staff’s comment and note that neither NorthView management nor Profusa management has applied for the Profusa PPP Loan 2 in 2024 or through the date of this filing. Profusa management intends to apply for forgiveness for Profusa’s PPP loan subsequent to the closing of this transaction. We have revised the disclosure on page 260 of the Amendment.

Notes to the Unaudited Condensed Consolidated Financial Statements Note 5 - Convertible Promissory Note - Related Party, page F-20

22.	We note that on May 31, 2024, the Company entered into a second amendment of its Convertible Working Capital Promissory Note with the sponsor to increase the principal amount of the Note that could be drawn on to $ 2.5 million. The second amended and restated Note also allows for the conversion of the outstanding principal balance of the Note to be repaid in shares of Company common stock at a price of $2.22 per share at the election of the sponsor. With reference the original terms and amended terms of the Note, as well as the authoritative literature you relied on, please tell us how you accounted for this amendment. In addition, in light of (i) the $2.22 per share conversion option, (ii) the current trading price of the Northview shares and (iii) the $10 per share deemed fair value of the Profusa common stock, please explain how the Company determined that the $1.9 million principal outstanding as of September 30, 2024 had a $1,591,380 fair value as of that date.

Response: The Co-Registrants acknowledge the Staff’s comment and note that the financial instrument is accounted for using the fair value option under ASC 825 for the original terms and the amended terms of the Note. To arrive at the conclusion of the fair value, NorthView utilized a Monte Carlo model that values the compound option within the convertible debt; utilized a Black Scholes Model that values the conversion feature upon the debt modification terms; and utilized a Probability Weighted Expected Return Model to fair value of the convertible debt at issuance and at quarter end.

The fair value of $1,591,380 as of September 30, 2024 was based on the Sponsor’s option for the Note to be settled in cash. Subsequent to September 30, 2024, it was determined that Trust redemptions were likely going to exceed original expectations and in order to maximize net cash at the Closing of the Merger the Sponsor agreed to convert the note at $2.22. Subsequently, the fair value of the Note was updated to reflect a conversion at $2.22 and the Fair Value was increased to $8.9 million, which is included in NorthView’s Form 10-K and the Amendment.

* * * * *

Jack Stover NorthView Acquisition Corporation April 3, 2025 Page 10

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

/s/ Ralph V. De Martino
Ralph V. De Martino

RVD/mc
cc: Jack Stover